CLARKESON RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets		
Cash and cash equivalents	$	3,948
Clearing deposit		250,000
Prepaid expenses		1,580
Total current assets		**255,528**
TOTAL ASSETS	**$**	**255,528**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	8,064
Total liabilities		**8,064**
STOCKHOLDER'S EQUITY		
Common Stock (100 shares authorized; 100 shares issued and outstanding; $1 par value)		100
Additional paid-in capital		813,575
Retained Earnings		(566,211)
TOTAL STOCKHOLDER'S EQUITY		**247,464**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**255,528**

The accompanying notes are an integral part of these financial statements.